--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                   for the fiscal year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                     for the transition period from    to

                         Commission File number: 0-15222

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Rhodia Inc. Savings Plus Plan
          c/o Rhodia Inc.
          259 Prospect Plains Road
          Cranbury, New Jersey 08512

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Rhodia S.A.
           26, quai Alphonse Le Gallo
           F-92512 Boulogne Brillancourt Cedex, France

--------------------------------------------------------------------------------

                          Rhodia Inc. Savings Plus Plan


                                TABLE OF CONTENTS
                                -----------------


                                                                            Page
                                                                            ----


Financial Statements as of December 31, 2003 and 2002
    For the Year Ended December 31, 2003                                      3

Report of Independent Accountants                                             5

Signature Page                                                               23

Exhibit Index                                                                24

Consent of Independent Accountants                                           25

Rhodia Inc.
Savings Plus Plan and
Supplemental Schedule
Financial Statements
December 31, 2003 and 2002

Rhodia Inc.
Savings Plus Plan
Index
December 31, 2003 and 2002
--------------------------------------------------------------------------------

                                                                         Page(s)

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2

Statement of Changes in Net Assets Available for Benefits......................3

Notes to Financial Statements................................................4-9

Supplemental Schedules*

Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)............10-20


* Other schedules required by Section 2520.103.10 of the Department of Labors Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of the Rhodia Inc. Savings Plus Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Rhodia Inc. Savings Plus Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year), as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
June 18, 2004

Rhodia Inc.
Savings Plus Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002
--------------------------------------------------------------------------------







               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003
--------------------------------------------------------------------------------







               See accompanying notes to the financial statements.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

1.      Description of the Plan

        General
        The Rhodia Inc. Savings Plus Plan (the "Plan"), prior to January 1, 2000 the Savings Plus Plan for Rhodia Inc. and Rhone-Poulenc Ag Company Inc., is primarily a participant directed defined contribution plan established for eligible employees of Rhodia Inc. (the "Company"). The Plan, which is sponsored by Rhodia Inc., was designed to enhance the existing retirement program for employees of Rhodia Inc. The Rhodia ChiRex 401k Plan was merged into the Plan on August 1, 2003, resulting in a $2.3 million transfer of assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The assets of the Plan are maintained, and transactions therein are executed, by Fidelity Management Trust Company (the "Trustee").

        Contributions
        Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of participants. Such contributions are invested in any of the sixteen investment funds offered, at the discretion of the participating employees. Participants can contribute from 1% to 18% of their base compensation on a before-tax or after-tax basis. However, the sum of before-tax and after-tax contributions may not exceed 18% of the participant's base compensation. Before-tax contributions may not exceed the lesser of 18% of the participant's base compensation or $12,000 in 2003.

        Participants receive a monthly employer matching contribution ("Employer Matching Contribution") equal to 100% of the participants' before-tax and after-tax contributions up to 4% of their base compensation. The first 25% of the employer matching contribution is invested in the Rhodia Stock Fund with a holding period of four years. The remaining 75% of the employer matching contribution is invested in accordance with the participants' investment elections.

        In addition, eligible salaried employees hired on or after July 1, 2003, Baton Rouge hourly union employees hired on or after November 1, 2003 and hourly non-union employees hired on or after December 1, 2003 are eligible to receive an additional retirement contribution ("Additional Retirement Contribution") made annually by Rhodia regardless of whether or not the participant is making voluntary contributions to the plan.

        Participants
        Employees of the Company are eligible to participate in the Plan provided that they are either a full-time employee, or a part-time employee who has been credited with at least 1,000 hours of service within a consecutive 12 month period.

        A total of approximately 3,577 and 3,686 active and former employees had investments in the Plan at December 31, 2003 and 2002, respectively.

        A participant may invest in one or more of sixteen funds, in increments of 1%. The investment mix chosen by the participant will apply to the employee portion, the participant directed portion of the Company matching Additional Retirement Contribution and any rollover contributions made.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

        Vesting
        Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Employer Matching Contributions at the following rates:

                                                 Vesting
                        Years of Service       Percentages

                                1                  25%
                                2                  50%
                                3                  75%
                            4 or more              100%

        A participant shall be 100% vested in the Employer Matching Contribution either upon reaching age 55, termination of employment by reason of death, or becoming totally disabled.

        Participants become 100% vested in the Additional Retirement Contribution when the employee completes five years of service or reach age 65 while actively employed by Rhodia.

        Payment of Benefits
        Participants are eligible to receive benefit payments upon termination of employment, disability, or retirement. Participant can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions will be paid either in a lump sum payment, or installment payments made on a monthly, quarterly, or annual basis. Installment payments will be made over at least two years, but not more than 10 years. If a participant dies while an active employee, their entire account balance will become 100% vested and will be paid to their beneficiary.

        Withdrawals
        Participants are allowed to withdraw their after-tax contributions and earnings thereon, at any time. Participants may withdraw before-tax contributions only upon meeting certain hardship conditions. In accordance with the vesting table above, the benefits to which a participant is entitled is the amount provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized investment gains and losses which have been allocated to the participant's account balance.

        Rhodia's Additional Retirement Contribution and any earnings attributed are not available for in-service withdrawals.

        Forfeitures
        At December 31, 2003 and 2002 forfeited non-vested accounts totaled $52,776 and $72,578, respectively. These accounts will be used to reduce future employer contributions.

        Administrative Expenses
        Expenses incurred in the administration of the Plan are paid by the Company.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

        Loans to Participants
        Participants may borrow up to a maximum of 50% of their vested account balance, excluding the 25% restricted company match and Rhodia's additional retirement contribution. The minimum loan amount is $1,000 and the maximum loan amount can not exceed $50,000. Loans bear an interest rate of the prime rate plus 1% and are repayable within five years except for loans used to acquire a principal residence which are repayable for terms up to 15 years. Participant loans are valued at cost, which does not differ materially from fair value. Participant loans in the amount of $7,056,800 and $7,344,543 at December 31, 2003 and 2002, respectively, are included in Investments on the Statement of Net Assets Available for Benefits. Interest rates on outstanding participant loans ranged from 5.0% to 11.0% at December 31, 2003 and 5.75% to 11.0% at December 31, 2002.

        Termination
        While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, partial termination or discontinuance of contribution, the rights of each participant to their respective account balances becomes nonforfeitable. In the event of a partial termination, the vesting is applicable only to the portion of the Plan that has been terminated.

2.      Summary of Significant Accounting Policies

        Basis of Accounting
        The financial statements of the Plan are prepared under the accrual method of accounting.

        Investment Valuation and Income Recognition
        The Plan's investments are stated a fair value except for its benefit responsive guaranteed and synthetic investment contracts which are recorded at contract value (Note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

        As the Rhodia Stock Fund contains both stock and short-term investments, the participant's fund balance is reported in units of participation, which allows for immediate transfers in and out of the fund. The purchase or redemption price of the units is determined periodically by the Trustee, based on the current market value of the underlying assets of the fund. The fund's net asset value is the value of a single share, which is computed by adding the value of the fund's investments, cash and other assets, and subtracting its liabilities, then dividing the result by the number of units outstanding.

        Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

        Benefit Payments
        Benefits are recorded when paid.

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

        Use of Estimates
        The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and when applicable disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        Risks and Uncertainties
        The Plan provides for various investment options in funds which can invest in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      Investments

        The following table presents the fair value of investments representing 5% or more of the total assets of the Plan as of December 31, 2003 and 2002.

        During 2003, the Plan's investments including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $40,165,523 as follows:

4.      Non-participant Directed Investments

        Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed portion of the Rhodia Inc. Stock Fund is as follows:

5.      Guaranteed and Synthetic Investment Contracts

        Investments in guaranteed and synthetic investment contracts in the Managed Income Fund are recorded at their contract values, as the contracts are fully benefit-responsive. Contract values for the guaranteed and synthetic investment contracts represent cost plus accrued interest for the guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics. These wrapper contracts are intended to guarantee the value of the overall investments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

        The range of crediting interest rates for guaranteed and synthetic investment contracts at December 31, 2003 and 2002 were 5.20% to 6.04% and 5.98% to 6.48%, respectively. The average yield of the Managed Income Fund for the years ended December 31, 2003 and 2002 were 5.26% and

Rhodia Inc.
Savings Plus Plan
Notes to Financial Statements
December 31, 2003
--------------------------------------------------------------------------------

        6.06%, respectively. The fair value of guaranteed and synthetic investment contracts at December 31, 2003 and 2002 was $100,079,930 and $101,369,244, respectively, in the aggregate. The contract value of guaranteed and synthetic investment contracts at December 31, 2003 and 2002 was $96,417,189 and $95,853,547, respectively, in the aggregate. The crediting interest rate is based on an agreed upon formula with the issuer, but cannot be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

6.      Tax Status

        The Plan obtained its latest determination letter on October 8, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.      Related Party Transactions

        Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions.


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                   Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost           Value
GE Life And Annuity Asr                                     GIC 6.04% due 4/30/04               **     $    2,145,020
Chase Manhattan Bank                                        Global Wrapper 5.20%                **           (907,326)
Monumental Life Insurance                                   Global Wrapper 5.20%                **           (907,306)
State Street Bank & Trust Co Boston                         Global Wrapper 5.21%                **           (907,120)
Union Bank of Switzerland                                   Global Wrapper 5.20%                **           (907,311)
  ABSHE 02-HE3 2A 1ML+40 10/32                           ABS Synthetic Global Wrap              **             37,911
  ABSHE 03-HE1 A2 1ML+50 1/33                            ABS Synthetic Global Wrap              **             44,231
  ABSHE 03-HE3 A2 1ML+35 6/33                            ABS Synthetic Global Wrap              **             34,023
  ABSHE 03-HE3 M1 1ML+83 6/33                            ABS Synthetic Global Wrap              **             50,463
  ABSHE 03-HE4 A3 1ML+22 8/33                            ABS Synthetic Global Wrap              **             89,006
  ABSHE 03-HE4 M2 1ML+200 8/33                           ABS Synthetic Global Wrap              **            121,262
  ABSHE 03-HE5 A2B 4 8/33                                ABS Synthetic Global Wrap              **             77,220
  ACCR 03-2 A1 4.23% 10/33                               ABS Synthetic Global Wrap              **            186,356
  ACCR 03-3 A1 4.46% 12/33                               ABS Synthetic Global Wrap              **            174,165
  ACE 02-HE1 MI IML+65 6/32                              ABS Synthetic Global Wrap              **             40,209
  ACE 03-HEl M1 1ML+65 11/33                             ABS Synthetic Global Wrap              **             35,010
  ACE 03-HE1 M2 1ML+170 11/33                            ABS Synthetic Global Wrap              **             25,012
  ACE 03-HS1 M1 1ML+75 6/33                              ABS Synthetic Global Wrap              **             25,009
  ACE 03-HS1 M2 1ML+ 175 6/33                            ABS Synthetic Global Wrap              **             25,045
  ACE 03-NC1 MI 1ML+78 7/33                              ABS Synthetic Global Wrap              **             30,010
  ACE 03-TC1 A2 1ML+39 6/33                              ABS Synthetic Global Wrap              **             55,358
  AESOP 03-3 2.75% 7/07                                  ABS Synthetic Global Wrap              **            210,940
  AMCAR 01-B A4 5.37 6/08                                ABS Synthetic Global Wrap              **            644,944
  AMCAR 01-C A4 5.01 7/08                                ABS Synthetic Global Wrap              **            843,108
  AMCAR 03-AM A4A 3.1% 11/09                             ABS Synthetic Global Wrap              **             80,618
  AMCAR 03-CF A3 2.75% 10/07                             ABS Synthetic Global Wrap              **             96,104
  AMCAR 03-CF A4 3.48% 5/10                              ABS Synthetic Global Wrap              **            158,323
  AMSI 02-4 A2 1ML+44 2/33                               ABS Synthetic Global Wrap              **             48,472
  AMSI 02-4 M1 1ML+100 2/33                              ABS Synthetic Global Wrap              **             50,294
  AMSI 02-AR1 M2 1ML+130 9/32                            ABS Synthetic Global Wrap              **             35,000
  AMSI 03-3 M1 1ML+80 3/33                               ABS Synthetic Global Wrap              **             30,204
  AMSI 03-6 M1 1ML+76 8/33                               ABS Synthetic Global Wrap              **            150,917
  AMSI 03-7 M1 1ML+85 8/33                               ABS Synthetic Global Wrap              **             55,521
  AMSI 03-AR2 M1 1ML+85 5/33                             ABS Synthetic Global Wrap              **             30,022
  ARC 02-BC9 A2 1ML+48 12132                             ABS Synthetic Global Wrap              **             69,194
  ARSI 03-W3 AV1B 1ML+45 9/33                            ABS Synthetic Global Wrap              **             29,338
  ARSI 03-W3 AV2 1ML+40 9/33                             ABS Synthetic Global Wrap              **             33,930
  ARSI 03-W9 M1 1ML+69 3/34                              ABS Synthetic Global Wrap              **            200,113
  ASART 00-2 A4 6.9 8/05                                 ABS Synthetic Global Wrap              **            251,158
  BAYV 03-F A 1ML+50 9/43                                ABS Synthetic Global Wrap              **            340,062
  BCARD 5 A2 2.7% 8/08                                   ABS Synthetic Global Wrap              **            236,310
  BCARD 5 B 1ML+23 8/08                                  ABS Synthetic Global Wrap              **             30,027
  BMWOT 02-A A3 3.8 5/06                                 ABS Synthetic Global Wrap              **            145,630
  BOIT 03-B2 B2 IML+23 2/09                              ABS Synthetic Global Wrap              **            250,169
  CCCIT 01-B2 B2 3ML+47 12/08                            ABS Synthetic Global Wrap              **            236,844
  CCIMT 97-6 A 0 8/06                                    ABS Synthetic Global Wrap              **            670,156
  CDCMC 02-HE3 M1 1ML+110 3/33                           ABS Synthetic Global Wrap              **             40,679
  CDCMC 03-HE1 M1 1ML+90 8/33                            ABS Synthetic Global Wrap              **             45,231
  CDCMC 03-HE2 M1 1ML+80 10/33                           ABS Synthetic Global Wrap              **             35,266
  CDCMC 03-HE3 M1 1ML+70 11/33                           ABS Synthetic Global Wrap              **             45,015
  CDCMC 03-HE3 M2 1ML+175 11/33                          ABS Synthetic Global Wrap              **             35,165
  CHAMT 03-6 B 1ML+35 2/11                               ABS Synthetic Global Wrap              **            180,300
  COAFT 01-B A4 4.88 9/08                                ABS Synthetic Global Wrap              **            109,269
  COAFT 02-A A A3 4.03% 8/06                             ABS Synthetic Global Wrap              **            296,038
  COAFT 02-B 2.71% 10/16                                 ABS Synthetic Global Wrap              **            126,604
  COAFT 02-C A3A 2.65 4/07                               ABS Synthetic Global Wrap              **            141,766
  COAFT 03-A A3A 1.83% 10/07                             ABS Synthetic Global Wrap              **            149,705
  COMET 02-B1 B1 1ML+68 7/08                             ABS Synthetic Global Wrap              **            176,113
  COMET 03-2B 3.5% 2/09                                  ABS Synthetic Global Wrap              **            137,573
  COMET 03-A4 A4 3.65% 7/11                              ABS Synthetic Global Wrap              **             40,995
  COMET 03-B4 B4 1ML 7/11                                ABS Synthetic Global Wrap              **            125,175


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                   Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost           Value
  COMT 01-5 A 5.3 6/09                                   ABS Synthetic Global Wrap              **             79,958
  COMT 01-8A A 4.6 8/09                                  ABS Synthetic Global Wrap              **            134,365
  CWL 02-5 MV1 1ML+100 3/33                              ABS Synthetic Global Wrap              **             15,207
  DCMT 01-6 A 5.75 12/08                                 ABS Synthetic Global Wrap              **            620,892
  FCCMT 01-C A 3.86 3/07                                 ABS Synthetic Global Wrap              **            188,437
  FORDO 01-A B 5.96 7/05                                 ABS Synthetic Global Wrap              **            458,723
  FORDO 01-B A5 5.36 6/05                                ABS Synthetic Global Wrap              **          1,458,139
  FORDO 03-B Bl 2.85% 10/07                              ABS Synthetic Global Wrap              **            124,804
  GEBL 03-1 A IML+43 4/31                                ABS Synthetic Global Wrap              **            140,050
  GSAMP 03-HE2 Ml 1ML+65 8/33                            ABS Synthetic Global Wrap              **             55,077
  GT 97-7 A5 6.54 7/29                                   ABS Synthetic Global Wrap              **                  -
  HAT 02-2 A3 2.85 3/07                                  ABS Synthetic Global Wrap              **            222,120
  HAT 02-3 A3A 2.75 6/07                                 ABS Synthetic Global Wrap              **            116,523
  HAT 03-1 A3 1.73 12/07                                 ABS Synthetic Global Wrap              **            238,131
  HEAT 03-3 A2 1ML+36 8/33                               ABS Synthetic Global Wrap              **             88,851
  HEAT 03-4 MI 1ML+80 10/33                              ABS Synthetic Global Wrap              **             70,579
  HEAT 03-5 MI 1ML+70 12/33                              ABS Synthetic Global Wrap              **             64,866
  HEAT 03-5 M2 1ML+173 12/33                             ABS Synthetic Global Wrap              **             25,049
  HFCHC 03-1 A 1ML+35 10/32                              ABS Synthetic Global Wrap              **            258,123
  HFCHC 03-1 M 1ML+63 10/32                              ABS Synthetic Global Wrap              **             55,726
  HFCHC 03-2 M 1ML+58 9/33                               ABS Synthetic Global Wrap              **             80,050
  HMLHC 03-HC1 1ML+65 2/33                               ABS Synthetic Global Wrap              **            115,087
  HMLHC 03-HC1 A 1ML+35 2/33                             ABS Synthetic Global Wrap              **            266,501
  HMLHC 03-HC2 M 1ML+60 6/33                             ABS Synthetic Global Wrap              **            144,553
  HPLCC 01-2 A 4.95 6/08                                 ABS Synthetic Global Wrap              **            665,237
  HPLCC 02-1 A 5.5 1/11                                  ABS Synthetic Global Wrap              **            215,454
  HPLCC 02-3 B 1ML 9/09                                  ABS Synthetic Global Wrap              **            110,660
  JCPMT E A 5.5 6/07                                     ABS Synthetic Global Wrap              **                  -
  LBMLT 03-2 AV 1ML+32 6/33                              ABS Synthetic Global Wrap              **             73,062
  MBNAM 99-G A 6.35 12/06                                ABS Synthetic Global Wrap              **          4,120,142
  MBNAS 03-B3 B3 1ML+37.5 1/11                           ABS Synthetic Global Wrap              **            125,121
  MBNAS 03-B5 B5 1ML+37 2/11                             ABS Synthetic Global Wrap              **            170,908
  MLMI 03-OPT1 M1 1ML+65 7/34                            ABS Synthetic Global Wrap              **             95,033
  MSAC 03-HE1 M1 1ML+80 6/33                             ABS Synthetic Global Wrap              **             85,633
  MSAC 03-NCIO M1 1ML+68 9/33                            ABS Synthetic Global Wrap              **            105,372
  MSAC 03-NC6 M1 1ML+80 6/33                             ABS Synthetic Global Wrap              **             60,456
  MSAC 03-NC8 Ml 1ML+70 9/33                             ABS Synthetic Global Wrap              **             45,013
  MSDWC 01-NC3 M2 1ML+150 10/31                          ABS Synthetic Global Wrap              **             85,360
  MSDWC 01-NC4 M2 1ML+165 1/32                           ABS Synthetic Global Wrap              **             30,235
  MSDWC 02-HE1 M1 1ML+60 7/32                            ABS Synthetic Global Wrap              **             55,118
  MSDWC 02-OP1 M1 1ML+75 9/32                            ABS Synthetic Global Wrap              **             30,165
  MSDWC 03-NC2 M2 1ML+200 2/33                           ABS Synthetic Global Wrap              **             51,076
  NAL-T 03-A A3B 2.57% 6/09                              ABS Synthetic Global Wrap              **            170,534
  NAROT 02-C A3 2.6% 8/15/06                             ABS Synthetic Global Wrap              **            209,475
  NCHET 03-6 Ml 1ML 72 1/34                              ABS Synthetic Global Wrap              **             94,801
  NHEL 03-2 M-1 IML+75 9/33                              ABS Synthetic Global Wrap              **             40.230
  ONYX 02-C A3 3.29 9/06                                 ABS Synthetic Global Wrap              **            138,411
  ONYX 02-D A3 2.47% 12/06                               ABS Synthetic Global Wrap              **            191,726
  ONYX 03-C A4 2.66 5/10                                 ABS Synthetic Global Wrap              **            277,440
  ONYX 03-D A3 2.4% 12/07                                ABS Synthetic Global Wrap              **            140,692
  PPL 99-1 A5 6.83 3/07                                  ABS Synthetic Global Wrap              **            504,955
  RAMP 03-RZ2 A1 3.6% 4/33                               ABS Synthetic Global Wrap              **            175,218
  SBM7 03-HE1 A 1ML+40 4/33                              ABS Synthetic Global Wrap              **            102,562
  SCAMT 00-2 A 6.75 9/09                                 ABS Synthetic Global Wrap              **            134,758
  TAROT 02-A A3 2.62 2/07                                ABS Synthetic Global Wrap              **            212,457
  TMTS 03-6HE Al 1ML+47 11/33                            ABS Synthetic Global Wrap              **            108,382
  TMTS 03-8HE A 1ML+47 12/34                             ABS Synthetic Global Wrap              **            135,018
  USAOT 03-1 A-3 1.58% 6/15/07                           ABS Synthetic Global Wrap              **            248,934
  WESTO 02-2 A3 3.81 2/07                                ABS Synthetic Global Wrap              **            505,670
  WESTO 02-4 A3A 2.39% 8/07                              ABS Synthetic Global Wrap              **            363,327


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value
  WPP 99-A A2 6.63 12/05                                 ADS Synthetic Global Wrap              **                  -
  BACM 00-2 A2 7.1975 9/32                               CMBS Synthetic Global Wrap             **             75,228
  BACM 02-2 XP CSTR 7/43                                 CMBS Synthetic Global Wrap             **             85,567
  BACM 03-2 XP CSTR 3/41                                 CMBS Synthetic Global Wrap             **             49,439
  BSCMS 03-PWR2 A3 4.83% 5/39                            CMBS Synthetic Global Wrap             **             82,035
  BSCMS 03-PWR2 X2 CSTR 5/39                             CMBS Synthetic Global Wrap             **             64,058
  BSCMS 03-T12 X2 CSTR 8/39                              CMBS Synthetic Global Wrap             **             47,011
  COMM 02-FL6 F 1ML+145 6/14                             CMBS Synthetic Global Wrap             **            294,399
  COMM 99-1 A2 6.455 5/32                                CMBS Synthetic Global Wrap             **            446,939
  CSFB 01-CK3 A2 6.04 6/34                               CMBS Synthetic Global Wrap             **            268,769
  CSFB 03-C3 ASP CSTR 5/38                               CMBS Synthetic Global Wrap             **            191,589
  CSFB 03-C4 A3 CSTR 8/36                                CMBS Synthetic Global Wrap             **            107,252
  CSFB 03-C4 ASP CSTR 8/36                               CMBS Synthetic Global Wrap             **             39,782
  CSFB 03-C5 A3 4.429% 12/36                             CMBS Synthetic Global Wrap             **            176,145
  CSFB 03-C5 ASP CSTR 12/36                              CMBS Synthetic Global Wrap             **             67,810
  CSFB 03-FLI Al 1ML+20 12/16                            CMBS Synthetic Global Wrap             **            139,858
  DLJCM 00-CF1 A1A 7.45 6/33                             CMBS Synthetic Global Wrap             **            563,572
  DLJCM 98-CG1 A1B 6.41 6/31                             CMBS Synthetic Global Wrap             **            122,744
  DLJCM 99-CGI A1B 6.46% 3/32                            CMBS Synthetic Global Wrap             **            212,224
  DLJCM 99-CG2 A1B 7.3 6/32                              CMBS Synthetic Global Wrap             **             69,806
  DLJCM 99-G3 A1A 7.12 10/32                             CMBS Synthetic Global Wrap             **            200,096
  DMARC 98-C1 A2 6.538 6/31                              CMBS Synthetic Global Wrap             **            121,069
  GCCFC 03-C1 A2 3.285% 7/35                             CMBS Synthetic Global Wrap             **            169,303
  GCCFC 03-C1 XP CSTR 7/35                               CMBS Synthetic Global Wrap             **            111,595
  GCCFC 03-C2 XP 1.3392% 1/36                            CMBS Synthetic Global Wrap             **            112,707
  GECMC 01-2 A3 6.03 8/33                                CMBS Synthetic Global Wrap             **            716,219
  GECMC 02-3A X2 CSTR 12/37                              CMBS Synthetic Global Wrap             **             77,307
  GMACC 03-C3 X2 CSTR 12/38                              CMBS Synthetic Global Wrap             **             70,775
  GMACC 99-C1 A2 6.175 5/33                              CMBS Synthetic Global Wrap             **            255,023
  GNR 02-25 B 6.214 3/21                                 CMBS Synthetic Global Wrap             **            248,631
  GNR 02-37 C 5.878 6/24                                 CMBS Synthetic Global Wrap             **            214,931
  GNR 02-9 B 5.881% 3/24                                 CMBS Synthetic Global Wrap             **             81,932
  GNR 03-36 C 4.2545 2/31                                CMBS Synthetic Global Wrap             **            119,749
  GNR 03-64 B 4.528% 4/32                                CMBS Synthetic Global Wrap             **            206,230
  GSMS 03-C1 A2A 3.59% 1/40                              CMBS Synthetic Global Wrap             **            150,981
  JPMC 00-C1O Al 7.1075 8/32                             CMBS Synthetic Global Wrap             **            205,778
  JPMC 99-C7 A2 6.507% 10/35                             CMBS Synthetic Global Wrap             **             33,604
  JPMC 99-C8 A2 7.4% 7/31                                CMBS Synthetic Global Wrap             **            184,108
  JPMCC 02-C3 X2 CSTR 7/35                               CMBS Synthetic Global Wrap             **             42,141
  JPMCC 03-CB7 X2 CSTR 1/38                              CMBS Synthetic Global Wrap             **             72,411
  JPMCC 03-LN1 X2 CSTR 10/37                             CMBS Synthetic Global Wrap             **             86,836
  LBFRC 03-LLFA C 1ML+70 12/14                           CMBS Synthetic Global Wrap             **             60,057
  LBUBS 01-C3 A1 6.058 6/20                              CMBS Synthetic Global Wrap             **            229,024
  LBUBS 02-C7 XCP 1.1897% 1/36                           CMBS Synthetic Global Wrap             **             74,381
  LBUBS 03-Cl XCP CSTR 12/6                              CMBS Synthetic Global Wrap             **             40,049
  LBUBS 03-C3 A2 3.086 5/27                              CMDS Synthetic Global Wrap             **            127,605
  LBUBS 03-C3 XCP CSTR 3/37                              CMBS Synthetic Global Wrap             **             35,791
  LBUBS 03-C5 A2 3.478 7/27                              CMBS Synthetic Global Wrap             **            300,942
  MCFI 98-MC2 A2 6.423 6/30                              CMBS Synthetic Global Wrap             **            244,352
  MLMT 02-MW1 XP CSTR 7/34                               CMBS Synthetic Global Wrap             **             35,506
  MSC 03-IQ5 X2 CSTR 4/38                                CMBS Synthetic Global Wrap             **             46,116
  MSC 03-IQ6 X2.759% 12/41                               CMBS Synthetic Global Wrap             **             53,139
  MSC 98-HF2 A2 6.48 11/30                               CMBS Synthetic Global Wrap             **            408,434
  MSC 98-WFI  A2 6.55 3/30                               CMBS Synthetic Global Wrap             **            194,939
  MSC 98-WF2 A2 6.54 7/30                                CMBS Synthetic Global Wrap             **            112,032
  MSC 99-CAMI A4 7.02 3/32                               CMBS Synthetic Global Wrap             **            114,052
  MSC 99-WFI A2 6.21 11/31                               CMBS Synthetic Global Wrap             **            188,394
  MSDWC 01-PPM A2 6.42/31                                CMBS Synthetic Global Wrap             **            919,999
  NLFC 98-2 A1 6.001 8/30                                CMBS Synthetic Global Wrap             **            474,129
  NLFC 99-2 AIC 7.03 6/31                                CMBS Synthetic Global Wrap             **            322,772


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value
  SBM7 00-C1 A2 7.52 12/09                               CMBS Synthetic Global Wrap             **            210,572
  SBM7 00-C2 A1 7.298 7/33                               CMBS Synthetic Global Wrap             **            398,400
  SBM7 00-C3 A26.592 12/33                               CMBS Synthetic Global Wrap             **            185,975
  TIAA 01-C1A A2 6.3% 6/21                               CMBS Synthetic Global Wrap             **            169,842
  WBCMT 03-C8 XP CSTR 11/35                              CMBS Synthetic Global Wrap             **             34,775
  WBCMT 03-C9 XP CSTR 12/35                              CMBS Synthetic Global Wrap             **             23,841
  ABBEY NATL MTN 6.69 10/17/05DT                         Corporate Synthetic Global Wrap        **            355,959
  ABN AMRO GLBL 7.25% 5/31/05                            Corporate Synthetic Global Wrap        **             81,143
  AGFC SR MTN 2.75% 6/15/08                              Corporate Synthetic Global Wrap        **              9,639
  AGFC SR MTN 4.5% 11/15/07                              Corporate Synthetic Global Wrap        **             83,926
  AGFC SR MTN 4.625% 9/01/10                             Corporate Synthetic Global Wrap        **            369,566
  AGFC SR MTN 5.875% 7/14/06 F                           Corporate Synthetic Global Wrap        **             70,950
  ALABAMA POWER 4.875% 9/01/04                           Corporate Synthetic Global Wrap        **            317,012
  ALCAN INC 5.2% 1/15/14                                 Corporate Synthetic Global Wrap        **             56,195
  ALCOA INC 4.25% 8/15/07                                Corporate Synthetic Global Wrap        **            179,491
  ALLIANCE CAPTL 5.625% 8/15/06                          Corporate Synthetic Global Wrap        **            478,371
  ALLSTATE CORP 7.875% 5/01/05                           Corporate Synthetic Global Wrap        **            311,205
  AMVESCAP PLC 5.9% 1/15/07                              Corporate Synthetic Global Wrap        **            110,790
  AMVESCAP PLC 6.6% 5/15/05                              Corporate Synthetic Global Wrap        **            170,741
  ANZ. 7.55% 9/15/06                                     Corporate Synthetic Global Wrap        **             68,331
  AOL TIME WARNER 5.625% 5/01/05                         Corporate Synthetic Global Wrap        **            242,919
  AOL TIME WARNER 6.15% 5/01/07                          Corporate Synthetic Global Wrap        **            422,840
  ASIF GLBAL 3.85% 11/26/07 144A                         Corporate Synthetic Global Wrap        **              5,101
  ASSOC-NA GLBL 6.25% 11/01/08                           Corporate Synthetic Global Wrap        **            157,006
  BANK OF AMERICA 4.375 12/01/10                         Corporate Synthetic Global Wrap        **            251,937
  BANKAMER GLBL 3.875% 1/15/08                           Corporate Synthetic Global Wrap        **            129,674
  BANKAMER GLBL 7.4% 1/15/11 DT                          Corporate Synthetic Global Wrap        **            199,147
  BANKONE GLBL 6.5% 2/01/06                              Corporate Synthetic Global Wrap        **            166,885
  BEAR 4% 1/31/08                                        Corporate Synthetic Global Wrap        **             62,119
  BONY INC 3.4/3ML+148 3/15/13                           Corporate Synthetic Global Wrap        **            287,060
  BONY INC 4.25% 3ML 9/4/12                              Corporate Synthetic Global Wrap        **            118,632
  BP AMOCO 10.875% 7/15/05                               Corporate Synthetic Global Wrap        **            533,402
  BRITISH GBL 8.125/8.375 12/10                          Corporate Synthetic Global Wrap        **            451,621
  BRITISH TEL GBL 7.875 12/15/05                         Corporate Synthetic Global Wrap        **            210,047
  CHILE REP GLB 5.625 7/23/07 DT                         Corporate Synthetic Global Wrap        **            169,870
  CIT GROUP INC 3.875% 11/03/08                          Corporate Synthetic Global Wrap        **             55,186
  CITIGROUP GLBL 7.25% 10/01/10                          Corporate Synthetic Global Wrap        **             76,939
  COMP SCI 3.5% 4/15/08                                  Corporate Synthetic Global Wrap        **            255,672
  COMP SCI 7.375% 6/15/11                                Corporate Synthetic Global Wrap        **            165,102
  CONOCO FNDG GLB 6.35 10/15/11DT                        Corporate Synthetic Global Wrap        **            107,784
  CONS NATURAL 5.375% 11/01/06                           Corporate Synthetic Global Wrap        **            140,526
  COSTCO WHL CRP 5.5% 3/15/07                            Corporate Synthetic Global Wrap        **             93,070
  COUNTRYWIDE GLB 5.5% 8/l/06 DT                         Corporate Synthetic Global Wrap        **             87,286
  COUNTRYWIDE HOM 5.5% 2/01/07                           Corporate Synthetic Global Wrap        **             54,721
  COUNTRYWIDE HOM 5.625% 5/15/07                         Corporate Synthetic Global Wrap        **            233,659
  DAIMLER CHRYS GL 4.05 6/4/08DT                         Corporate Synthetic Global Wrap        **             89,661
  DAMB.ER CHRYSLR 4.75% 1/15/08                          Corporate Synthetic Global Wrap        **            146,306
  DCX 6.4 5/15/06                                        Corporate Synthetic Global Wrap        **            345,467
  DEUTSCHE TEL FI 3.875% 7/22/08                         Corporate Synthetic Global Wrap        **            500,001
  EKSPORTFINANS A 5.75 6/6/06GLB                         Corporate Synthetic Global Wrap        **            210,352
  EXPORT DEV CDA 2.375% 4/21/06                          Corporate Synthetic Global Wrap        **            106,030
  FIRSTAR BNK GLBL 7.8% 7/05/10                          Corporate Synthetic Global Wrap        **            324,889
  FLEETBOSTON GLB 7.25 9/15/05DT                         Corporate Synthetic Global Wrap        **            199,576
  FORD MTR CR GLB 7.5% 3/15/05DT                         Corporate Synthetic Global Wrap        **            140,075
  FORDMTRCR GLB 6.875% 2/01/06                           Corporate Synthetic Global Wrap        **            438,382
  FPL GROUP 7.625% 9/15/06                               Corporate Synthetic Global Wrap        **            366,441
  FPL GROUP CAP 1.875% 3/30/05                           Corporate Synthetic Global Wrap        **            100,680
  GE CAP GLBL 3.5% 8/15/07                               Corporate Synthetic Global Wrap        **            153,720
  GE ELEC MIN GLB 5.875 2/15/12A                         Corporate Synthetic Global Wrap        **            186,478
  GECAP 3.5% 5/01/08                                     Corporate Synthetic Global Wrap        **             70,479
  GECAP MTN 3.25% 6/15/09                                Corporate Synthetic Global Wrap        **            282,491
  GECAP MTN 4.25% 12/01/10                               Corporate Synthetic Global Wrap        **            199,719
  GECAPMTN 5% 6/15/07                                    Corporate Synthetic Global Wrap        **             85,390
  GMAC 6.75% 1/15/06                                     Corporate Synthetic Global Wrap        **            795,365


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value
  GOLDMAN SACHS 4.125% 1/15/08                           Corporate Synthetic Global Wrap        **            245,416
  GOLDMAN SACHS 6.875% 1/15/11                           Corporate Synthetic Global Wrap        **            303,500
  HANCOCK GLB 5.625 6/27/06 144A                         Corporate Synthetic Global Wrap        **            278,493
  HANCOCK JHN GLB 3.75% 9/30/08                          Corporate Synthetic Global Wrap        **            131,152
  HARTFORD FINL S 2.375% 6/01/06                         Corporate Synthetic Global Wrap        **             49,849
  HARTFORD FINL SV 4.7% 9/01/07                          Corporate Synthetic Global Wrap        **             63,973
  HEWLETT 5.5% 7/01/07                                   Corporate Synthetic Global Wrap        **            155,162
  HEWLETT 6.5% 7/01/12                                   Corporate Synthetic Global Wrap        **            148,619
  HOUSEHOLD FIN C 4.125 12/15/08                         Corporate Synthetic Global Wrap        **            374,126
  HOUSEHOLD GBL 5.875 % 2/1/09 DT                        Corporate Synthetic Global Wrap        **             88,835
  HOUSEHOLD GLBL 5.75 1/30/07 DT                         Corporate Synthetic Global Wrap        **            431,036
  HOUSEHOLD INTL 8.875% 2/15/08                          Corporate Synthetic Global Wrap        **            255,398
  KEYSPAN CORP 7.25% 11/15/05                            Corporate Synthetic Global Wrap        **            384,629
  LEGG MASON INC 6.75% 7/02/08                           Corporate Synthetic Global Wrap        **             74,600
  LEHMAN BROS HLDGS 4% 1/22/08                           Corporate Synthetic Global Wrap        **            124,513
  MANUFTRS & TRDR 3.85% 4/01/13                          Corporate Synthetic Global Wrap        **            100,282
  MARSH & MCL GLB 5.375% 3/15/07                         Corporate Synthetic Global Wrap        **            249,669
  MERCANTILE BCOR 7.3% 6/15/07                           Corporate Synthetic Global Wrap        **             91,302
  MERRILL LYN CO MTN 3.7% 4/08                           Corporate Synthetic Global Wrap        **            258,499
  MERRILL LYN CO MTN 4% 11/15/07                         Corporate Synthetic Global Wrap        **            118,376
  MERRILL LYN MTN 4.125% 1/15/09                         Corporate Synthetic Global Wrap        **             96,333
  METLIFE INC 3.911% 5/15/05                             Corporate Synthetic Global Wrap        **            206,676
  MONUMENT GLOBAL 3.85% 3/03/08                          Corporate Synthetic Global Wrap        **            337,115
  MORGAN STANLEY 6.1% 4/15/06                            Corporate Synthetic Global Wrap        **            142,350
  MSTDW 3.625% 4/01/08                                   Corporate Synthetic Global Wrap        **             90,943
  MSTDW 5.8% 4/01/07                                     Corporate Synthetic Global Wrap        **            473,637
  NAT-RURAL GLBL 5.75% 8/28/09                           Corporate Synthetic Global Wrap        **             82,740
  NATL RURAL MIN 3.24% 7/22/07                           Corporate Synthetic Global Wrap        **            141,988
  ONTARIO PROV 6% 2/21/06                                Corporate Synthetic Global Wrap        **            291,293
  PHILIP MORRIS 7% 7/15/05                               Corporate Synthetic Global Wrap        **            249,638
  PHILLIPS PETE GLB 8.5% 5/25/05                         Corporate Synthetic Global Wrap        **             87,890
  PHILLIPS PETE GLB 8.75 5/25/10                         Corporate Synthetic Global Wrap        **            194,982
  PNCFUND 5.75% 8/1/06                                   Corporate Synthetic Global Wrap        **            164,635
  POWERGEN US FDG 4.5% 10/15/04                          Corporate Synthetic Global Wrap        **            441,899
  PPL ELEC UTILS 5.875% 8/15/07                          Corporate Synthetic Global Wrap        **            267,236
  PRICOA GLBL FOG 3.9% 12/15/09                          Corporate Synthetic Global Wrap        **            210,426
  PRINC LIFE 2.8% 6/26/08 144A                           Corporate Synthetic Global Wrap        **            319,395
  PROTECTIVE MIN 3.7 11/08 03-1                          Corporate Synthetic Global Wrap        **            120,075
  PSI ENERGY INC 6.65% 6/15/06                           Corporate Synthetic Global Wrap        **             65,572
  QUEBEC 7% 1/30/07                                      Corporate Synthetic Global Wrap        **             69,107
  QUEBEC GLOBAL 5.5% 4/11/06                             Corporate Synthetic Global Wrap        **             43,496
  REED ELSEVIER C 6.125% 8/01/06                         Corporate Synthetic Global Wrap        **            172,829
  SAFECO CORP 4.2% 2/01/08                               Corporate Synthetic Global Wrap        **            103,901
  SALOMONSMITH 5.875% 3/15/06 DT                         Corporate Synthetic Global Wrap        **          1,066,744
  SBC COMM GLBL 6.25 3/15/11                             Corporate Synthetic Global Wrap        **            328,355
  SLM CORP 3.625% 3/17/08                                Corporate Synthetic Global Wrap        **            140,869
  SLM CORP 4% 1/15/09                                    Corporate Synthetic Global Wrap        **             45,554
  SOUTHER CO CAP 5.3% 2/01/07                            Corporate Synthetic Global Wrap        **            115,600
  ST PAUL COS 5.75% 3/15/07                              Corporate Synthetic Global Wrap        **            120,698
  ST PAUL COS 7.875% 4/15/05                             Corporate Synthetic Global Wrap        **             70,849
  SWESTERN PUB SVCS 5.125 11/06                          Corporate Synthetic Global Wrap        **            202,967
  TELEFONICA GLBL 7.35% 9/15/05                          Corporate Synthetic Global Wrap        **            132,818
  TELEFONICA GLBI 7.75% 9/15/10                          Corporate Synthetic Global Wrap        **            284,363
  TEXAS UTIL 6.375% 10/01/04                             Corporate Synthetic Global Wrap        **            524,594
  TEXTRON FINL 2.75% 6/01/06                             Corporate Synthetic Global Wrap        **             85,019
  TIAA GLOBAL MKT 5% 3/01/07                             Corporate Synthetic Global Wrap        **            140,094
  TIME WARNER COS INC 8.18% 8/07                         Corporate Synthetic Global Wrap        **            136,706
  TRAVELERS PPTY 3.75% 3/15/08                           Corporate Synthetic Global Wrap        **             50,770
  UNION PLANTERS 5.125% 6/15/07                          Corporate Synthetic Global Wrap        **             85,399
  USA ED INC 5.625% 4/10/07                              Corporate Synthetic Global Wrap        **            148,003
  VAELEC 5.75% 3/31/06                                   Corporate Synthetic Global Wrap        **            461,223


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value           Cost        Value
  VERIZON GLBL 6.125% 6/15/07                               Corporate Synthetic Global Wrap          **        60,339
  VERIZON GLBL 7,25% 12/1/10                                Corporate Synthetic Global Wrap          **       503,481
  VERIZON GLOBAL FUNDING CORP-GL 4.000 01/15/2008           Corporate Synthetic Global Wrap          **       223,008
  VERIZON WRLSS 5.375% 12/15/06                             Corporate Synthetic Global Wrap          **       165,771
  VIACOM INC GBL 7.7% 7/30/10 DT                            Corporate Synthetic Global Wrap          **       184,125
  VIACOM INC GLB 6.4% 1/30/06 DT                            Corporate Synthetic Global Wrap          **       315,405
  VODAFONE GRP 7.75% 2/15/10 DT                             Corporate Synthetic Global Wrap          **       461,500
  WASH MUTUAL INC 4% 1/15/09                                Corporate Synthetic Global Wrap          **       100,818
  WASH MUTUAL INC 5.625% 1/15/07                            Corporate Synthetic Global Wrap          **       496,666
  WELLS 7.8% 6/15/10                                        Corporate Synthetic Global Wrap          **       595,522
  WISC ENERGY 5.875% 4/01/06                                Corporate Synthetic Global Wrap          **       433,586
  FANNIEMAE GLBL 5.25% 4/15/07                           Govern't Agency Synthetic Global Wrap       **     3,528,780
  FHLB 2.875% 9/15/06                                    Govern't Agency Synthetic Global Wrap       **       968,664
  FHLB 3.875% 8/22/08-05                                 Govern't Agency Synthetic Global Wrap       **       246,536
  FHLMC 3.625% 9/15/08                                   Govern't Agency Synthetic Global Wrap       **       464,022
  FITLMC 6.625% 9/15/09                                  Govern't Agency Synthetic Global Wrap       **     1,291,017
  FNMA 6.25% 2/01/11 SUBS                                Govern't Agency Synthetic Global Wrap       **       362,079
  FNMA 2.625% 11/15/06                                   Govern't Agency Synthetic Global Wrap       **     1,147,892
  FNMA 3.25% 1/15/08                                     Govern't Agency Synthetic Global Wrap       **     3,287,013
  FNMA 4% 9/02/08 SUBS                                   Govern't Agency Synthetic Global Wrap       **       328,901
  FNMA 4.25% 7/15/07                                     Govern't Agency Synthetic Global Wrap       **       835,228
  FNMA 6.625% 9/15/09                                    Govern't Agency Synthetic Global Wrap       **     1,023,428
  CWHL 02-25 2A1 5.5 11/17                                  MBS Synthetic Global Wrap                **       122,865
  CWHL 02-32 2A3 5% 1/18                                    MBS Synthetic Global Wrap                **        57,728
  FHR 1472J7 3/08                                           MBS Synthetic Global Wrap                **     1,698,111
  FUR 1601 PH 6 4/08                                        MBS Synthetic Global Wrap                **       287,296
  FUR 1697 PH 6 6/07                                        MBS Synthetic Global Wrap                **             -
  FHR 2102 QH 5.75 6/23                                     MBS Synthetic Global Wrap                **             -
  FHR 2284 C 6.5 2/29                                       MBS Synthetic Global Wrap                **             -
  FHR 2292 QT 6.5% 5/30                                     MBS Synthetic Global Wrap                **        66,565
  FHR 2293 VL 6.5 7/07                                      MBS Synthetic Global Wrap                **             -
  FHR 2313 C 6 5/31                                         MBS Synthetic Global Wrap                **       309,263
  FUR 2355 CD 6.5% 6/30                                     MBS Synthetic Global Wrap                **        26,907
  FHR 2363 BH 6.5% 7/27                                     MBS Synthetic Global Wrap                **             -
  FUR 2399 OD 6.5 11/26                                     MBS Synthetic Global Wrap                **             -
  FHR 2473 JB 5.5 2/29                                      MBS Synthetic Global Wrap                **        97,093
  FNMA 15YR 6.50% 1/19 #TBA                                 MBS Synthetic Global Wrap                **       206,700
  FNMA I5YR 6.50% 1/194TBA                                  MBS Synthetic Global Wrap                **      (216,993)
  FNMA 15YR 6.50% 4/17 4545616                              MBS Synthetic Global Wrap                **       140,925
  FNMA 15YR 6.50% 6/17 #646172                              MRS Synthetic Global Wrap                **       120,548
  FNMA 15YR 6.50% 7/17 #545774                              MBS Synthetic Global Wrap                **     1,098,698
  FNMA 15YR 6.50% 7/17 #545780                              MBS Synthetic Global Wrap                **       827,689
  FNMA 15YR 6.50% 11/09 #313383                             MBS Synthetic Global Wrap                **       138,813
  FNMA 15YR 6.50% 11/17 #555419                             MBS Synthetic Global Wrap                **        77,386
  FNMA I5YR 7.00% 1/16 #562191                              MBS Synthetic Global Wrap                **       233,518
  FNMA 15YR 7.00% 2/16 #619196                              MBS Synthetic Global Wrap                **        39,179
  FNMA 15YR 7.00% 9/15 #553148                              MBS Synthetic Global Wrap                **       306,044
  FNRL 01-52 XM 6.5 11/10                                   MBS Synthetic Global Wrap                **       159,929
  FNR 01-53 OH 6.5% 6/30                                    MBS Synthetic Global Wrap                **        24,714
  FNR 02-18 PE 5.5 6/16                                     MBS Synthetic Global Wrap                **       389,800
  FNR 02-52 PA 6% 4/31                                      MBS Synthetic Global Wrap                **        52,175
  FNR 02-64 PC 5.5 12/26                                    MBS Synthetic Global Wrap                **       257,837
  FNR 93-136 E 6 5/04                                       MRS Synthetic Global Wrap                **       226,302
  FNR 93-202 N 6.5 2/22                                     MBS Synthetic Global Wrap                **             -
  FNR 93-225 TH 6 6/23                                      MBS Synthetic Global Wrap                **       468,456
  FNR 94-29 PJ 6.5 2/22                                     MBS Synthetic Global Wrap                **             -
  FNR 94-63 PH 7 6/23                                       MBS Synthetic Global Wrap                **       163,025
  GNR 02-35 CSTR 10/23                                      MBS Synthetic Global Wrap                **        27,162
  MLCC 03-A 2A2 6ML+41 3/28                                 MBS Synthetic Global Wrap                **        58,196


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value           Cost        Value
  MLCC 03-E XAI CSTR 10/28                                     MBS Synthetic Global Wrap             **        26,290
  MLCC 03-F A2 6ML +34 9/29                                    MBS Synthetic Global Wrap             **       230,248
  MICC 03-G XA1 1 % 1/29                                       MBS Synthetic Global Wrap             **        27,357
  MLCC 03-H XA1 1% 11/28                                       MBS Synthetic Global Wrap             **        22,837
  RAMP 03-SL1 3A1 7.125% 4/31                                  MBS Synthetic Global Wrap             **       282,282
  SEMT 03-6 A2 6ML+33 11/33                                    MBS Synthetic Global Wrap             **       270,018
  SWF 03-A AX I .8% 10/08                                      MBS Synthetic Global Wrap             **        73,929
  WAMMS 03-MS9 2A1 7.5% 12/33                                  MBS Synthetic Global Wrap             **        48,839
  US TREASURY NOTES 3.375 11/15/2008                         Treasury Synthetic Global Wrap          **     2,947,782
  USTB 11.75% 2/15/10 C05                                    Treasury Synthetic Global Wrap          **     1,852,761
  USTN 1.875% 11/30/05                                       Treasury Synthetic Global Wrap          **         3,630
  USTN 1.875% 12/31/05                                       Treasury Synthetic Global Wrap          **     2,203,462
  USTN 3.250% 8/15/07                                        Treasury Synthetic Global Wrap          **     2,946,226
  USTN 3.375% 12/15/08                                       Treasury Synthetic Global Wrap          **       715,939
Global Wrap Cash                                             STIF Synthetic Global Wrap              **     2,147,922
Fidelity                                                     STIF Synthetic Fixed Maturity           **       932,966
Global Wrap Cash                                             STIF Account Global Wrapper             **      (291,103)
AEGIS VALUE FUND INC                                               External Fund                     **        17,884
ARTISAN INTERNATL                                                  External Fund                     **        19,695
ARTISAN MID CAP                                                    External Fund                     **        17,278
BERKSHIRE FOCUS FUND                                               External Fund                     **         1,543
CLIPPER                                                            External Fund                     **        54,959
DODGE & COX BALANCE                                                External Fund                     **        31,117
DODGE & COX INTERNATL STOCK FUND                                   External Fund                     **         5,418
OAKMARK EQUITY & INCOME FD                                         External Fund                     **        11,832
JACOB INTERNET                                                     External Fund                     **         2,454
JANUS MID CAP VALUE INVST SHS                                      External Fund                     **        12,131
MERIDIAN VALUE FUND                                                External Fund                     **        38,647
RED OAK TECHNOLOGY SELECT                                          External Fund                     **         2,573
PBHG SELECT EQUITY                                                 External Fund                     **         8,913
PBHG TECHNOLOGY & COMMUNICATION                                    External Fund                     **         2,315
PIMCO RCM BIOTECHNOLOGY CL D                                       External Fund                     **         7,193
PIMCO RCM GLOBAL TECHNOLOGY CLASS D                                External Fund                     **         9,796
PIMCO RCM GLOBAL TECHNOLOGY INSTL                                  External Fund                     **        11,262
BIOTECHNOLOGY ULTRA SECTOR PRO FED INVS                            External Fund                     **        10,890
ULTRA OTC PRO FUND SERVICE SHARES                                  External Fund                     **        18,884
ROCKLAND SMALL CAP GROWTH FUND                                     External Fund                     **        15,293
ROYCE PENNSYLVANIA MUTUAL INVST CLASS                              External Fund                     **         8,310
SELECTED AMERICAN SHARES                                           External Fund                     **         8,432
TRANSAMERICA PREMIER BALANCED                                      External Fund                     **         4,989
VAN WAGONER TECHNOLOGY                                             External Fund                     **         1,701
WASATCH ULTRA GROWTH                                               External Fund                     **         9,548
WASATCH MICRO-CAP VALUE FUND                                       External Fund                     **        24,118
WEITZ VALUE                                                        External Fund                     **        18,483
CENTRAL EUROPEAN MEDIA ENTERPRISES                                 Common Stock                      **           173
GARMIN LID                                                         Common Stock                      **         5,448
GLOBAL CROSSING LTD                                                Common Stock                      **             -
ROYAL CARRIBEAN CRUISES LTD                                        Common Stock                      **         1,044
ADC TECLECOMMUNCIATIONS INC COM                                    Common Stock                      **           297
ABM INDS INC                                                       Common Stock                      **         5,223
AT COMM CORP                                                       Common Stock                      **             -
ABBOTT LABS COM                                                    Common Stock                      **        24,000
ACTUATE CORP                                                       Common Stock                      **         3,110
AGERE SYS INC CLASS A                                              Common Stock                      **            40
AGERE SYS INC CLASS B                                              Common Stock                      **           954
AGILENT TECHNOLOGIES INC                                           Common Stock                      **         5,848
ALBERTO CULVER CLASS B                                             Common Stock                      **         5,299
ALTRIA GROUP INC                                                   Common Stock                      **         5,442
AMERICAN NATL BANKSHARES                                           Common Stock                      **         5,216
AMGEN INC COM                                                      Common Stock                      **        15,448


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value
ANALOG DEVICES INC COM                                           Common Stock                   **             13,695
APOGEE ENTERPRISES INC COM                                       Common Stock                   **                568
APPLIED MICRO CIRCUITS CORP                                      Common Stock                   **                203
ARC WIRELESS SOLUTIONS INC                                       Common Stock                   **             23,332
ARGONAUT GROUP INC                                               Common Stock                   **              3,108
ARQULE                                                           Common Stock                   **                488
ASHLAND INC                                                      Common Stock                   **             13,218
ASYST TECHNOLOGIES INC COM                                       Common Stock                   **              3,448
AVENTIS                                                          Common Stock                   **                748
BAIRNCO CORP                                                     Common Stock                   **                605
BANK OF AMERICA CORP                                             Common Stock                   **                804
BANK NEW YORK INC COM                                            Common Stock                   **              1,656
BIO-REFERENCE LAB INC                                            Common Stock                   **              2,612
BIOMET INC                                                       Common Stock                   **                724
BIOLASE TECH INC                                                 Common Stock                   **              4,980
BLUEGREEN CORP                                                   Common Stock                   **              6,240
BOSTON BIOMEDICA INC                                             Common Stock                   **                263
BRISTOL MYERS SQUIBB                                             Common Stock                   **             34,320
BROKAT AKTIENGESELLSCHAFT                                        Common Stock                   **                  -
CBRL GROUP NC                                                    Common Stock                   **              3,828
CLECO CORP NEW                                                   Common Stock                   **             26,970
CMGI INC                                                         Common Stock                   **              1,780
CSX CORP COM                                                     Common Stock                   **              3,594
CV THERAPEUTICS INC                                              Common Stock                   **              1,472
CANADIAN ZINC CORP                                               Common Stock                   **                500
CARMAX INC                                                       Common Stock                   **                773
CHECKER DRIVE-IN RESTAURANTS                                     Common Stock                   **              1,041
CHIPPAC INC                                                      Common Stock                   **              2,277
CISCO SYS INC                                                    Common Stock                   **             20,596
CITIGROUP INC                                                    Common Stock                   **              2,537
COACH INC                                                        Common Stock                   **             15,100
COCA COLA                                                        Common Stock                   **              1,472
COEUR D ALENE MINES CORP                                         Common Stock                   **             12,138
COGNOS                                                           Common Stock                   **              3,061
COHESANT TECHNOLOGIES INC                                        Common Stock                   **              2,017
COMPUTER ASSOC INTL NC                                           Common Stock                   **             30,074
COMVERSE TECHNOLOGY NC                                           Common Stock                   **              1,759
CONAGRA FOODS NC                                                 Common Stock                   **             13,195
CORNING INC                                                      Common Stock                   **              3,153
COVANTA ENERGY CORP                                              Common Stock                   **                  1
CUMULUS MEDIA INC                                                Common Stock                   **              3,300
CYBERGUARD CORP                                                  Common Stock                   **              1,744
CYPRESS SEMICONDUCTOR CORP COM                                   Common Stock                   **              2,136
DATALINK CORP                                                    Common Stock                   **                195
DELL INC                                                         Common Stock                   **             27,184
DELTA WOODSIDE INDS INC NEW                                      Common Stock                   **                218
DICKS SPORTING GOODS                                             Common Stock                   **              2,920
WALT DISNEY COMPANY                                              Common Stock                   **              2,333
DOW CHEM CO COM                                                  Common Stock                   **              4,739
DUPONT E I DE NEMOURS & CO                                       Common Stock                   **              9,178
DYNEGY INC                                                       Common Stock                   **              1,712
EMC CORP MASS COM                                                Common Stock                   **              5,168
EL PASP CORP                                                     Common Stock                   **                819
ELAN PLC ADR                                                     Common Stock                   **              4,823
ELECTRONIC ARTS                                                  Common Stock                   **             14,304
ENCANA CORP                                                      Common Stock                   **                789
ENRON CORP COM                                                   Common Stock                   **                143
ENZO BIOCHEM INC                                                 Common Stock                   **              2,073
ETOYS INC                                                        Common Stock                   **                  -
EXODUS COMMUNICATIONS INC                                        Common Stock                   **                  -
EXXON MOBIL CORP                                                 Common Stock                   **             29,861
F N B FINANCIAL SERVICES CORP                                    Common Stock                   **              7,519
FIRST DATA CORP                                                  Common Stock                   **              4,109
FISERV INC COM                                                   Common Stock                   **              5,931


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value

FLEETBOSTON FINL CORP                                            Common Stock                   **               873
FLEXPOINT SENSOR SYS INC                                         Common Stock                   **               180
FORD MOTOR CO DEL                                                Common Stock                   **             8,000
GENELABS TECH INC COM                                            Common Stock                   **             1,415
GENENTECH INC                                                    Common Stock                   **               936
GENERAL ELECTRIC CORP                                            Common Stock                   **            47,040
GENOME THERAPEUTICS CORP COM                                     Common Stock                   **               157
GOODYEAR TIRE & RUBBER CO                                        Common Stock                   **               707
HCA INC                                                          Common Stock                   **             8,592
HALLIBURTON CO COM                                               Common Stock                   **             6,656
HEINZ HJ CO COM                                                  Common Stock                   **             5,465
HEWLETT PACKARD CO COM                                           Common Stock                   **             8,223
HOME DEPOT INC COM                                               Common Stock                   **            13,362
IDENTIX INC                                                      Common Stock                   **               223
IMAGING TECHNOLOGIES CORP                                        Common Stock                   **               630
IMMUNOMEDICS INC                                                 Common Stock                   **             4,560
INCYTE PHARMACEUTICALS INC                                       Common Stock                   **               684
INGLES MKTS INC                                                  Common Stock                   **            10,270
INTEGRATED DEVICE TECH                                           Common Stock                   **             8,585
INTEL CORP COM                                                   Common Stock                   **            52,965
INTERACTIVE MOTORSPORTS AND EN                                   Common Stock                   **               111
INTERGRAPH CORP                                                  Common Stock                   **             4,786
INTERNATIONAL BUSINESS MACHS COM                                 Common Stock                   **             5,108
INTERNET CABLE CORP                                              Common Stock                   **                 6
INTERVOICE - BRITE INC                                           Common Stock                   **             5,935
INVESTCO CORP                                                    Common Stock                   **                 0
12 TECHNOLOGIES INC                                              Common Stock                   **               644
JDS UNIPHASE CORP                                                Common Stock                   **             2,184
JANEL WORLD TRADE LTD                                            Common Stock                   **               164
JOHNSON & JOHNSON COM                                            Common Stock                   **            46,991
KELLOGG COMPANY                                                  Common Stock                   **             3,926
KEMET CORP COM                                                   Common Stock                   **             4,107
KIRSHNER INTL INC                                                Common Stock                   **                 -
LSI LOGIC CORPORATION                                            Common Stock                   **            12,418
LABOR READY INC                                                  Common Stock                   **             1,310
LOCKHEED MARTIN CORP                                             Common Stock                   **            10,280
LOWES COMPANIES INC                                              Common Stock                   **            11,089
LUCENT TECHNOLOGIES INC                                          Common Stock                   **             5,254
MCDONALDS CORP COM                                               Common Stock                   **             5,186
MEDCO HEALTH SOLUTIONS INC                                       Common Stock                   **               136
MERCK & CO INC COM                                               Common Stock                   **             4,022
METAL STORM LTD                                                  Common Stock                   **             5,047
METROMEDIA FIBER NETWORK INC                                     Common Stock                   **                 -
MICROSOFT CORP COM                                               Common Stock                   **            11,024
MICROSTRAFEGY INC CL A NEW                                       Common Stock                   **               472
MICRON TECHNOLOGY INC COM                                        Common Stock                   **            10,776
S&P MID CAP 400                                                  Common Stock                   **            18,445
MILLENNIUM PHARACTCLS INC                                        Common Stock                   **             4,663
MIRANT CORP                                                      Common Stock                   **                80
MOTOROLA INC COM                                                 Common Stock                   **             5,600
NBTY INC                                                         Common Stock                   **             2,283
NAM TAI ELECTRONICS INC                                          Common Stock                   **            28,080
NASDAQ 100 TR                                                    Common Stock                   **            21,986
NETSMART TECH INC                                                Common Stock                   **             7,675
NETWORK APPLIANCE INC                                            Common Stock                   **             4,088
NEWMONT MNG CORP                                                 Common Stock                   **               243
NEXTEL COMM INC.                                                 Common Stock                   **             5,612
99 CENTS ONLY STORES                                             Common Stock                   **               408


Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
---------------------------------------------------------------------------------------------------------------------

                                                       Description of Investment Including
    Identity of Issue, Borrower, Lessor, or              Maturity Date, Rate of Interest,                     Current
                 Similar Party                         Collateral, Par or Maturity Value      Cost             Value
NOKIA CORP SPONSORED ADR                                         Common Stock                   **               425
NORFOLK SOUTHERN CRP                                             Common Stock                   **             9,460
NORTEL NETWORKS CORP NEW                                         Common Stock                   **             1,694
NOVARTIS AG ADR                                                  Common Stock                   **             9,178
NOVEN PHARMACEUTICALS INC COM                                    Common Stock                   **            10,647
OMNI NUTRACEUTICALS INC                                          Common Stock                   **                 5
ORACLES CORPORATION                                              Common Stock                   **            15,215
ORBITAL ENGINE LTD                                               Common Stock                   **               934
PMC-SIERRA INC                                                   Common Stock                   **               402
PALMONE INC                                                      Common Stock                   **             5,288
PALMSOURCE INC                                                   Common Stock                   **             3,026
PEOPLES HLDG CO                                                  Common Stock                   **             4,950
PETRO CANADA                                                     Common Stock                   **             2,480
PFIZER INC COM                                                   Common Stock                   **            35,927
PHAZAR CORP                                                      Common Stock                   **             1,254
QUALITY SYSTEMS                                                  Common Stock                   **             2,007
RF MICRO DEVICES INC                                             Common Stock                   **             1,006
RAMBUS INC                                                       Common Stock                   **             1,535
RAYTHEON CO                                                      Common Stock                   **            12,016
REDBACK NETWORKS INC                                             Common Stock                   **               393
REGISTER COM INC                                                 Common Stock                   **             2,545
RJ REYNOLDS TOBACCO                                              Common Stock                   **            11,630
SEMCO ENERGY INC                                                 Common Stock                   **             7,350
S&P 500 DEPOSITORY RECEIPT                                       Common Stock                   **            25,594
HENRY SCHEIN INC                                                 Common Stock                   **             4,190
SCHERING PLOUGH CORP                                             Common Stock                   **            12,173
SHUFFLE MASTER INC                                               Common Stock                   **             5,903
SIEBEL SYS INC                                                   Common Stock                   **             2,088
SILVERADO GOLD MINES                                             Common Stock                   **               675
SIX FLAGS INC                                                    Common Stock                   **               226
SONIC AUTOMOTIVE INC                                             Common Stock                   **             6,900
SONUS NETWORKS INC                                               Common Stock                   **            13,572
SOUTHERN CO                                                      Common Stock                   **            12,100
SPECTRALINK CORP                                                 Common Stock                   **             7,668
STARBUCKS CORP                                                   Common Stock                   **             9,948
SUN MICROSYSTEMS INC COM                                         Common Stuck                   **             6,929
SUNBEAM-OSTER INC COM                                            Common Stock                   **                 -
TECO ENERGY INC COM                                              Common Stock                   **            11,528
TENGASCO                                                         Common Stock                   **             1,210
TEXAS GENCO HLDINGS INC                                          Common Stock                   **               373
TIMCO AVIATION SVCS INC COM                                      Common Stock                   **                28
TIME WARNER INC                                                  Common Stock                   **            10,794
TOPPS INC COM                                                    Common Stock                   **             6,209
TRAVELERS PPTY CAS CORP NEW                                      Common Stock                   **                34
TRAVELERS PPTY CAS CORP CL B                                     Common Stock                   **                69
TRIPATH TECHNOLOGY                                               Common Stock                   **            17,475
TYCO INTL LTD NEW                                                Common Stock                   **            10,600
TYLER TECHNOLOGIES INC                                           Common Stock                   **             3,852
ULTRA PETROLEUM INC                                              Common Stock                   **             2,462
UNITED ONLINE INC                                                Common Stock                   **             3,123
VENTURE CATALYST INC                                             Common Stock                   **                16
VIE FINL GROUP INC                                               Common Stock                   **                52
VITRIA TECHNOLOGY INC                                            Common Stock                   **               178
WALGREEN CO COM                                                  Common Stock                   **               910
WATERS CORP                                                      Common Stock                   **             1,459
WEBVAN GROUP INC                                                 Common Stock                   **                 -
WESTAR ENERGY INC                                                Common Stock                   **             6,075
WILLIAMS COS INC COM                                             Common Stock                   **                25
WORLD ACCEP CORP                                                 Common Stock                   **             3,978
WORTHINGTON INDS INC                                             Common Stock                   **            14,424
XM SATELLITE RADIO HLDGS INC                                     Common Stock                   **             3,944

Rhodia Inc.
Savings Plus Plan
Schedule H Item 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2003
--------------------------------------------------------------------------------

* Represents parties-in-interest transactions.
** Cost is not required for participant-directed investments.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Cranbury, New Jersey on this 28th day of June, 2004.

                                   Rhodia Inc. Savings Plus Plan

                                   By: /s/    Cheryl Staton
                                      -----------------------------------------
                                      Name:   Cheryl Staton
                                      Title:  Manager, North American Benefits

                                  EXHIBIT INDEX

Exhibit                                                              Sequential
Number             Description of Document                              Page
------             -----------------------                             Number
                                                                       ------

  23               Independent Auditors' Consent                          25

                                                                      Exhibit 23


                                       5